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                                                                    NEWS RELEASE

TO BE RELEASED October 15, 2001 AT 7:30AM EDT
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Contact:  ALLEN & CARON INC                A.C.L.N. LIMITED
          Jill Cieslak (Investors)         Jane Creber, V.P. Investor Relations
          Len Hall (Media)                 310-551-0062
          949-474-4300                     jane@aclnltd.com
          jill@allencaron.com
          len@allencaron.com


              A.C.L.N. ANNOUNCES OPENING OF TWO NEW EUROPEAN PORTS

          Also Charters Large Truck Carrier For Service To West Africa

LOS ANGELES, CA (October 15, 2001)...A.C.L.N. Limited (NYSE:ASW) today announced the opening of two new ports of origination in Europe, Cuxhaven in Germany and Sheerness in the United Kingdom. With the addition of these two ports, the Company now has six ports of origination in western and northern Europe. A.C.L.N. has already begun regular service from Cuxhaven, where six hundred vehicles were loaded on a chartered vessel last week bound for Lagos, Nigeria.

     The Company also announced that it has chartered one of the world's largest Roll-on Roll-off truck carriers, the Balakleya, with capacity for 700 trucks, which is scheduled to sail next week from the United Kingdom for Lagos. A.C.L.N. is utilizing the full capacity of the vessel for this voyage. Sheerness will be a port of origination with a planned monthly departure schedule.

     President and Chief Executive Officer Aldo Labiad said, "The increase in customer demand for our services remains very strong and is accelerating, creating the need for more ports of origination, and greater shipping capacity. We have opened these two new ports of origination to allow our customers to source vehicles from more locations to fulfill the rapidly expanding demand for automobiles and trucks.

     "September and October are the seasonally strongest periods for our business, and we are pleased with the significant growth we are experiencing," Labiad added. "The fundamentals of our business continue to be very robust, and we see no interruption in demand for logistics services or available shipping capacity. It's also important to note that A.C.L.N. has become one of the leaders in the truck logistics business to West Africa, as well."


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2-2-2 A.C.L.N. Announces Opening of Two New Ports

     According to Labiad, the United Kingdom is a right-hand drive automobile market, which positions the Company to address markets that are right-hand drive, such as South and East Africa and India, in the future.


ABOUT A.C.L.N. LIMITED

A.C.L.N. Limited (www.aclnfltd.com) is a global leader in automobile and truck logistics, serving six European ports, and fourteen ports of destination in Africa. Founded in 1978, A.C.L.N. currently operates two primary business segments: (i) automobile and truck logistics services between Europe and Africa, and (ii) a wholesale automobile business service in Africa. With an established global network, A.C.L.N. provides door-to-door shipping and logistics of personal vehicles from Europe to developing countries in Africa.

This news release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements that relate to the Company's sales, profitability and growth, demand for its products or services, growth in the markets it serves or any other statements that relate to the intent, belief, plans or expectations of A.C.L.N. or its management, or that are not a statement of historical fact. Any forward looking statements in this news release are based on current expectations and beliefs and are subject to numerous risks and uncertainties that could cause actual results to differ materially. Other factors that could cause A.C.L.N.'s actual results to differ materially are discussed in the Company's recent filings with the Securities and Exchange Commission. A.C.L.N. disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

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